SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            FULL HOUSE RESORTS, INC.
        ----------------------------------------------------------------
                                (NAME OF ISSUER)


          COMMON STOCK, PAR VALUE $.0001 PER SHARE (THE "COMMON STOCK")
        ----------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    359678109
        ----------------------------------------------------------------
                                 (CUSIP NUMBER)


                              PAUL BERKOWITZ, ESQ.
                          GREENBERG, TRAURIG, HOFFMAN,
                          LIPOFF, ROSEN & QUENTEL, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500
        ----------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 AUGUST 19, 1996
        ----------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRED FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                PAGE 1 OF 8 PAGES

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                                                              Page 2 of 8 Pages


CUSIP NO.  359678109

1.       Name of Reporting Person S.S. or I.R.S. Identification No. of Above
         Person
           LEE IACOCCA

2.       Check the Appropriate Box if a Member of a Group
         (a)                                         (b)

3.       SEC Use Only

4.       Source of Funds           00


5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization      U.S.A.

Number of                    7.     Sole Voting Power    0
Shares Bene-
ficially                     8.     Shared Voting Power   1,056,471 SHARES
Owned by Each
Reporting                    9.     Sole Dispositive Power  0
Person With
                            10.     Shared Dispositive Power   1,056,471 SHARES

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
           1,056,471 SHARES(1)


12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


13.      Percent of Class Represented by Amount in Row (11)   10.2%(2)

14.      Type of Reporting Person    IN

--------
(1) Such figure represents shares of Common Stock owned by LKL Family Limited Partnership.
(2) Calculated on the basis of 10,332,574 shares of Common Stock outstanding as of August 20, 1996.


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                                                             Page 3 of 8 Pages


CUSIP NO.  359678109

1.       Name of Reporting Person S.S. or I.R.S. Identification No. of
         Above Person
           LKL FAMILY LIMITED PARTNERSHIP

2.       Check the Appropriate Box if a Member of a Group
         (a)                                         (b)

3.       SEC Use Only

4.       Source of Funds    00


5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization

Number of                    7.     Sole Voting Power    1,056,471 SHARES
Shares Bene-
ficially                     8.     Shared Voting Power   0
Owned by Each
Reporting                    9.     Sole Dispositive Power   1,056,471 SHARES
Person With
                            10.     Shared Dispositive Power   0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
           1,056,471 SHARES


12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


13.      Percent of Class Represented by Amount in Row (11)   10.2%(1)

14.      Type of Reporting Person    PN

--------
(1) Calculated on the basis of 10,332,574 shares of Common Stock outstanding as of August 20, 1996.


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                                                             Page 4 of 8 Pages


ITEM 1.  SECURITY AND ISSUER.

         (a) This statement relates to the shares of Common Stock (the "Common Stock"), $.0001 par value per share of Full House Resorts, Inc., a Delaware corporation (the "Company").

         (b) The principal executive offices of the Company are located at 74900 Highway 111, Suite 125, Indian Wells, California 92210.


ITEM 2.           IDENTITY AND BACKGROUND.

                  I. LEE IACOCCA

                  2(a) This statement is being filed by Lee Iacocca (the
                       "Reporting Person").

                  2(b) The address of the Reporting Person is c/o Full House
                       Resorts, Inc., 74900 Highway 111, Suite 125, Indian Wells, California 92210.

                  2(c) The Reporting Person was a 10% owner of the Company.

                  2(d) The Reporting Person has not, during the past five
                       years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  2(e) The Reporting Person was not, during the past five
                       years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  2(f) The Reporting Person is a citizen of the U.S.A.

                  II.  LKL FAMILY LIMITED PARTNERSHIP

                  2(a) This statement is being filed by LKL Family Limited
                       Partnership ("LKL")

                  2(b) The address of LKL is c/o Full House Resorts,
                       Inc., 74900 Highway 111, Suite 125, Indian Wells, California 92210.

                  2(c) LKL is a 10% owner of the Company.



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                                                             Page 5 of 8 Pages


                  2(d) LKL has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  2(e) LKL was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  2(f) LKL is a limited partnership organized under the laws of the U.S.A.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Not applicable.


ITEM 4.           PURPOSE OF TRANSACTION.

                  The Reporting Person transferred 1,056,471 shares of Common Stock of the Company to LKL.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         I.       LEE IACOCCA

         (a) The Reporting Person indirectly owns 1,056,471(1) shares or 10.2%(2) of the outstanding Common Stock of the Company.

         (b) Mr. Iacocca shares the power to vote and shares the power to dispose of 1,056,471(1) shares of Common Stock.

         (c)      Not applicable.

         (d)      Not Applicable.

--------
(1) Such figure represents the 1,056,471 shares of Common Stock owned by LKL as of the date hereof.
(2) Calculated on the basis of 10,332,574 shares of Common Stock outstanding as of August 20, 1996.

                                                              Page 6 of 8 Pages


         (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on August 19, 1996.

         II.      LKL FAMILY LIMITED PARTNERSHIP

         (a) LKL beneficially owns 1,056,471 shares or 10.2%(1) of the outstanding Common Stock of the Company.

         (b) LKL has the sole power to vote and has the sole power to dispose of 1,056,471 shares of Common Stock.

         (c)      Not applicable.

         (d)      Not Applicable.

         (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Not Applicable.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  None.
--------
(1) Calculated on the basis of 10,332,574 shares of Common Stock outstanding as of August 20, 1996.


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                                                             Page 7 of 8 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  October 7, 1996                     /S/ LEE IACOCCA
                                             ----------------------------------
                                             Lee Iacocca


                                             LKL FAMILY LIMITED PARTNERSHIP




DATED:  October 7, 1996                     By:      /S/ LEE IACOCCA
                                                -------------------------------
                                                        Lee Iacocca

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                                                             Page 8 of 8 Pages

                             CONSENT TO JOINT FILING


         Lee Iacocca and LKL Family Limited Partnership hereby consent to the joint filing of this Schedule 13D on behalf of Lee Iacocca and LKL Family Limited Partnership with respect to securities of the Issuer.



DATED:  October 7, 1996                     /S/ LEE IACOCCA
                                             ----------------------------------
                                             Lee Iacocca



                                             LKL FAMILY LIMITED PARTNERSHIP



DATED:  October 7, 1996                     By: /S/ LEE IACOCCA
                                                -------------------------------
                                                  Lee Iacocca